Filed Pursuant To Rule 433

Registration No. 333-209926

November 28, 2016

November 28, 2016

Dear GLD® shareholder:

The past year has been extraordinary for financial markets and for SPDR® Gold Shares (GLD). As I write this letter, the price of gold (LBMA Gold Price PM) has increased by approximately 12 percent in US dollar terms and gold has been one of the top performing assets year-to-date. GLD, the world’s largest gold-backed exchange traded fund (ETF), has had a stellar year driven by investor demand for gold.

Global market uncertainty, unprecedented monetary policies, changes in the geopolitical landscape and historically low interest rates have all contributed to increased interest in owning gold. With that as our backdrop, I am pleased to report that GLD remains a top choice among investors using gold ETFs. The fund achieved record inflows, maintained its market leading position in terms of exchange volumes and continued to be the largest gold-backed product in terms of assets under management. We take pride in the trust investors have in the integrity of GLD.

In the 12 years since GLD was brought to market, we and State Street Global Markets have managed through the financial crisis and its aftermath to face a very different economic and geopolitical landscape. Since inception, we have remained true to our objective: to provide investors with an innovative, cost effective and secure way to access the gold market. We have done this through successful and continued operational excellence. In 2013, we established an independent board of directors for World Gold Trust Services (WGTS) as sponsor of GLD to govern the fund’s fiduciary and regulatory responsibilities. I work with the four board members, William J. Shea, Aram Shishmanian, Rocco Maggiotto and Neal Wolkoff. All of them have distinguished professional careers and extensive experience in financial services.

●	Chairman William J. Shea has over 35 years of experience in financial services and has worked with many US federal regulatory agencies, insurance regulators and stock exchanges. He has served as Vice Chairman of PricewaterhouseCoopers, the Executive Chairman of Royal & Sun Alliance US, CEO of Conseco and Vice Chairman and CFO at BankBoston, among other appointments.

●	Aram Shishmanian is currently CEO of the World Gold Council, a positon he has held since 2009. He has over 35 years of experience as a management consultant and has worked at board and senior executive levels with many leading financial institutions. He brings extensive international experience to the role of CEO. He served in executive positions at Accenture, including Global Managing Partner of the financial markets industry practice before becoming a senior partner. He also served as an independent member of the International Executive of Hogan Lovells LLP and on the board of Resolution plc.

World Gold Trust Services, LLC

685 Third Avenue, Suite 2702

New York, NY 10017, United States of America

T  +1 212 317 3800  F  +1 212 688 0410  W  www.gold.org

●	Rocco Maggiotto has over 30 years of executive experience in the financial and professional services industries. He is a recognized leader, having served in executive and senior leadership roles at Zurich Financial Services Group, HSBC, Marsh & McLennan Companies, PricewaterhouseCoopers and KPMG Management Consulting Practice.

●	Neal Wolkoff has over 30 years of experience in commodities and securities and is an experienced attorney. He has served as CEO of ELX Futures LP and as Chairman and CEO of the American Stock Exchange, where he resolved major SEC litigation and rebuilt the exchange’s regulatory infrastructure. He has testified before US Congressional Committees on market issues and has served as an expert witness on behalf of the US Department of Justice. He has been a frequent public speaker on regulatory and market issues.

The WGTS board reviews all annual and quarterly regulatory filings. In addition, KPMG, one of the world’s leading professional services firms, performs an independent audit of GLD’s financial statements and internal controls over financial reporting. Our internal controls are tested quarterly by EY (Ernst & Young) for Sarbanes-Oxley compliance. EY performs comprehensive testing of processes and procedures performed by GLD’s trustee, BNY Mellon Asset Servicing and the custodian of GLD’s gold, HSBC Bank plc. In addition, Inspectorate International Limited counts the physical gold held for GLD in HSBC’s vault twice each year, once as a full count and once as a partial count. A daily gold bar list, as well as the results of these counts, are made available on www.spdrgoldshares.com.

We at WGTS take our role as sponsor for GLD very seriously. We work tirelessly to ensure that it remains a standout financial product that is trusted by shareholders worldwide. We are single minded in maintaining GLD as the gold ETF of choice by retail and institutional investors.

Joseph Cavatoni

Principal Executive Officer

World Gold Trust Services

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.